UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                            -------
                                                    SEC File Number
                                                    333-6862

                                                    CUSIP Number
                                                    64107P102

                             FORM 12b-25
                     NOTIFICATION OF LATE FILING

(Check One)[X]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q
           [ ]Form N-SAR
      For Period Ended: December 31, 1998
      [  ] Transition Report on Form 10-K
      [  ] Transition Report on Form 20-F
      [  ] Transition Report on Form 11-K
      [  ] Transition Report on Form 10-Q
      [  ] Transition Report on Form N-SAR
      For the Transition Period Ended:______________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT
OR TYPE
Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
___________________________________________________________________

                 PART I - REGISTRANT INFORMATION

Net Lnnx, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

7700 N.W. 37th Avenue
Address of Principal Executive Office (STREET AND NUMBER)

Miami, Florida  33147
City, State and Zip Code

                PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-
25(b), the following should be completed.  (Check appropriate box)

[   ]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]   (b)  The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]   (c)  The accountant's statement or other exhibit required
by Rule 12b-25(c) has been attached if applicable.

                      PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Registrant was not able to obtain all necessary information for the Form 10-KSB by March 30, 1999, the due date. The reasons, in part, for Registrant's inability to obtain all necessary information by the due date are that (i) on March 11, 1999, Registrant acquired PrintOnTheNet.com, Inc., a Delaware corporation ("POTN"), as a subsidiary by means of a stock exchange arrangement (See Current Report on Form 8-K filed on March 26, 1999 incorporated by reference herein) and (ii) Registrant changed accounting firms effective March 25, 1999 (see Current Report on Form 8-K filed on March 26, 1999 incorporated by reference herein). Additional time is required for the newly engaged accountants to prepare audited financial statements; however, Registrant expects that it will file its Form 10-KSB no later than 15 calendar days from March 30, 1999, exclusive of holidays and weekends, or on or before April 14, 1999.

                   PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Phillip T. Ridolfo, Jr.          561                 650-7993
     (Name)                        (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X]  Yes    [ ]  No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year
will be   reflected by the earnings statements to be included in the subject  report or portion thereof?  [ ] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


                         Net Lnnx, Inc.
          (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


    Date:  March 29, 1999               By: /s/ Benjamin Rogatinsky
                                           Benjamin Rogatinsky,
                                           Chairman and Chief
                                           Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION

     Intentional misstatements or omissions of fact constitute
Federal Criminal  Violations (See 18 U.S.C. 1001).


                       GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).